

J.ROBINS CPA, LLC
INDEPENDENT ACCOUNTANT FINANCIAL STATEMENT PREPARATION REPORT

TO WHOM IT MAY CONCERN:

We have prepared and compiled the financial statements of BUY BACK BATON ROUGE LLC, which comprise the Statement of Operations and Statement of Financial Position as of August 31, 2020. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements. Per our engagement we have confirmed that statements and supplemental information has been presented in accordance with above referenced standards and has been adequately prepared for management use.

Feel free to reach out to me if you have any questions or concerns in regards to the information presented.

Best Regards,

Joseph Robins

Joseph B. Robins, CPA
J.Robins CPA, LLC
joe@jrobinscpa.com
9800 Airline Hwy. Suite 263
Baton Rouge, LA 70816
Telephone: (225) 650-730

No assurance or attestation is provided on these financial statements

Buy Back Baton Rouge LLC

Statement of Operations (Unaudited)

For the Year-to-date Period Ending 08/31/2020

REVENUES:

Property Sales		3,019
Mortgage Interest Income		46
Other Interest Income		-
TOTAL REVENUES	**$**	**3,065**

EXPENSES:

General Business & Operating

Advertising & Marketing	113
Contract Labor	-
Equipment Expense	-
Office Expense	-
Postage & Mail Expense	-
Property Acquisition Fees & Expenses	-
Repairs and Maintenance	-
Software Expense	-
Supplies	-
Total General Business & Operating	**113**

Non-Operating Expenses

Legal & Professional Services	2,267
Bank Charges and Fees	13
Total Non-Operating Expenses	**2,281**

Other Expenses

Miscellaneous Expense		56
Total Other Expenses		**56**
TOTAL EXPENSES		**2,450**
NET PROFIT/(LOSS)	**$**	**615**

No assurance or attestation is provided on these financial statements

BUY BACK BATON ROUGE LLC

Statement of Financial Position (Unaudited)

For the Year-to-date Period Ending 8/31/2020

	ASSETS			LIABILITIES & OWNER'S EQUITY	

ASSETS

LIABILITIES & OWNER'S EQUITY

CURRENT ASSETS

Cash and Cash Equivalents 36,801

Total Current Assets 36,801

LIABILITIES

Long Term Liabilities

Notes Payable $ -

Total Long-Term Liabilities -

LONG TERM ASSETS

Notes Receivable 19,967

Total Long-Term Assets 19,967

FIXED ASSETS

Buildings and Improvements

Government Village Retail 21,154

Lincoln Hotel 20,256

1124 S. 14th Street 9,438

Total Buildings and Improvements 50,847

OWNER'S EQUITY

Paid In Capital 107,000

Net Profit/(Loss) 615

Total Owner's Equity 107,615

TOTAL ASSETS $ 107,615

TOTAL LIABILITIES & OWNER'S EQUITY $ 107,615

No assurance or attestation is provided on these financial statements